Mail Stop 6010

November 12, 2008

VIA U.S. MAIL AND FAX (585) 343-1097

Mr. J. Ronald Hansen
Vice President – Finance and Administration and Chief Financial Officer
20 Florence Avenue
Batavia, New York 14020

      Re: **Graham Corporation**
                Form 10-K for the year ended March 31, 2008
                Filed June 3, 2008
                File No. 001-08462

Dear Mr. Hansen:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the three months ended June 30, 2008

Financial Statements, page 3

Consolidated Statements of Cash Flows, page 6

1.   The subtotal "total adjustments" does not appear to be contemplated under SFAS 95. Please revise future filings to remove or tell us why such subtotal is appropriate.

Note 3 – Investments, page 8

2.   We note your disclosure that the impact of adopting all provisions of SFAS No. 157 had no effect on our financial position, results of operations and cash flows when adopted. Please revise future filings to provide the disclosures required by paragraphs 32 – 35 and 39 or tell us why such disclosure is not required.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief